RULE 424(b)(3)

                                        REGISTRATION NO. 333-26211




                        PRICING SUPPLEMENT NO. 17

                    TO PROSPECTUS DATED June 27, 1997





                 	IBM CREDIT CORPORATION



                            MEDIUM-TERM NOTES

                           (Floating Rate Note)



                 (Due from 9months to 30 years from date of issue)





Designation:  Floating Rate            Original Issue Date:

Medium Term Notes Due                  September 23, 1997

October 23, 1998



Principal Amount:  $100,000,000        Maturity Date:

                                       October 23, 1998



Issue Price (as a percentage of        Regular Record Dates:

Principal Amount):  100%               Fifteenth calendar day,
                                       whether or not a
Interest Rate Base:  LIBOR             Business Day, prior to
Designated Libor Page:                 the corresponding
Telerate page 3750

Spread:  Minus 0.15%                   Interest Payment Date



Initial Interest Rate: 5.63125%        Interest Payment Dates:

                                       December 23, 1997, March 23, 1998,
Redemption Provisions:  None           June 23, 1998, September 23, 1998
                                       and at the maturity date.
Commission or Discount (as
a percentage of Principal
Amount): 0.00%


                                       Interest Reset Dates:

CUSIP:  449 22L 4L7                    December 23,1997, March 23, 1998,
                                       June 23, 1998 and September 23, 1998.

Index Maturity: 3 month Libor

Interest Reset Period:
                                       Determination Date:
Quarterly, commencing with and         Two New York and London Banking
including each Interest Reset Date,    days prior to reset date.
to, but excluding, the immediately
following Interest Reset Date.

Form:[X] BookEntry

[  ] Certificated

This Pricing Supplement supplements and, to the extent inconsistent therewith, amends the description of the Notes referred to above in the accompanying Prospectus Supplement and Prospectus.





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INTEREST

The Notes will bear interest at a rate reset on the Interest Reset Dates specified above. The interest rate in effect from the Original Issue Date to the first Interest Reset Date with respect to the Notes will be the Initial Interest Rate. Thereafter, the interest rate per annum on the Notes for each Interest Reset Period will be determined as LIBOR minus a spread of 0.15%.




Interest on the Notes will be calculated based on the actual number of days elapsed over a year of 360 days. The initial
Calculation Agent with respect to the Notes will be The Chase
Manhattan Bank.


If any Interest Payment Date or any Interest Reset Date would otherwise be a day that is not a Business Day, such date will be postponed to the next day that is a Business Day, unless that day is in the next succeeding calendar month, in which case such date will be the next preceding Business Day.
Business Day. For purposes of the offering made hereby, "Business
Day" as used herein and in the accompanying Prospectus Supplement means any day on which commercial banks and foreign exchange markets settle payments in The City of New York and on which dealings in deposits in U.S. dollars are transacted in the London Interbank market. Capitalized terms used but not defined herein have the meanings assigned in the accompanying Prospectus Supplement and Prospectus.



                          PLAN OF DISTRIBUTION



The Notes will be sold to Morgan Stanley for resale to one or more investors at a fixed public offering price.
After the initial public offering of the Notes, the public offering price and any concession or discount may be changed.


Dated:  September 18, 1997











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